Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 27, 2019

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Q3 All-Weather Sector Rotation Fund (the “Sector Rotation Fund”) and Q3 All-Weather Tactical Fund (the “Tactical Fund”) (each a “Fund” and together, the “Funds”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of additional oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), subsequent to those oral comments responded to via correspondence filed on December 23, 2019, relating to the Trust’s Post-Effective Amendment Nos. 145 and 148, filed on October 16, 2019 (Accession No. 0001398344-19-017994). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Summaries: Fees and Expenses

1.	The Tactical Fund’s section entitled, “Principal Investment Strategies” notes that the Tactical Fund may invest in leveraged exchange-traded funds (“ETFs”). Accordingly, please clarify that the Tactical Fund may invest in other funds that invest in futures, forwards, swaps, and other derivatives.

Response: The disclosure in the Tactical Fund’s section entitled, “Principal Investment Strategies” will be revised to read as follows (italics indicating revised language):

“The Adviser may, from time to time, utilize leveraged Portfolio Funds in seeking to meet its investment objective, but at no time will more than 25% of the Tactical Fund’s portfolio be invested in leveraged Portfolio Funds. Such leveraged Portfolio Funds may invest in futures, forward, swaps, and/or other types of derivatives. The Tactical Fund will rebalance any such leveraged Portfolio Funds on a daily basis.”

2.	Please review the order of the Fund’s principal risk disclosures, and reorder such disclosures to be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically.

Response: The Funds respectfully decline to modify the presentation of the Funds’ principal risks. The Funds’ understanding is that presenting the Funds’ principal risks in order of importance is not required by Form N-1A. In addition, the Funds are concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks and may require constant re-ranking.

STATEMENT OF ADDITIONAL INFORMATION

3.	As the Funds’ Annual Fund Operating Expenses tables indicate that each Fund will have a 12b-1 fee on its Investor Class shares, please include disclosure required by Item 19(g) of Form N-1A.

Response: The following section will be added to the Fund’s Statement of Additional Information subsequent to the section entitled “Other Service Providers”:

“DISTRIBUTION PLAN

Each Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act (the “Plan”) for the Investor Class of shares. See the section entitled “Distribution Plan” in the Prospectus for additional information on the specifics of the Plan. As required by Rule 12b-1, the Plan was approved by the Board and separately by a majority of the Independent Trustees who have no direct or indirect financial interest in the operation of the Plan. The Plan provides that the Trust’s Distributor or Treasurer shall provide to the Board, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes of such expenditures. The Board will take into account the expenditures for purposes of reviewing operation of the Plan and in connection with their annual consideration of the renewal of the Plan.

Under the Plan, the Fund on behalf of the Investor Class shares, may annually expend up to 0.25% of the Fund’s average daily net assets attributable to Investor Class shares to pay for any activity primarily intended to result in the sale of those shares and the servicing of shareholder accounts, provided that the Board has approved the category of expenses for which payment is being made. In connection therewith, the Investor Class shares of the Fund may pay up to 0.25% of its average daily net assets to the Distributor, as compensation for services or other activities that are primarily intended to result in the sale of shares, or reimbursement for expenses incurred in connection with services or other activities that are primarily intended to result in the sale of shares. The Distributor may enter into selling agreements with one or more selling agents under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of the Investor Class shares attributable to them. The Fund does not participate in any joint distribution activities with other investment companies. Robert G. Dorsey as an owner of the Distributor may be deemed to receive an indirect benefit from the operation of the Plan.

The Plan provides potential benefits to the Fund including, without limitation, improved shareholder services and savings in certain operating expenses. The Plan is also expected to benefit shareholders by providing funds for selling arrangements to assist the Fund to reach and maintain sufficient size to efficiently implement its principal investment strategies and to achieve economies of scale in the Fund’s service provider relationships.

Because the Fund is newly organized, no information regarding the distribution fees paid by the Fund is included in this SAI.”

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck
Matthew J. Beck
Secretary

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